Sub-Item 77C: Submission of matters to a vote of security holders.

The following proposals were addressed and approved at the annual meeting of shareholders held on December 15, 2004.

1.	To elect the following seven nominees as Directors:

Nominee			For 			Withhold
Lynn S. Birdsong		10,895,079		184,227
Robert M. Gavin, Jr.	10,908,366		170,940
Duane E. Hill		10,882,487		196,818
Phillip O. Peterson	10,898,243		181,063
Millard H. Pryor, Jr.	10,896,779		182,527
Thomas M. Marra 		10,905,177		174,128
Lowndes A. Smith		10,901,929		177,376

2.	To ratify the selection by the Board of Directors of the fund of
Ernst & Young LLP as independent registered public accounting firm for the Company for the fiscal year ending July 31, 2005.

For			Against		Abstain
10,904,416		75,056		99,833